Exhibit 99.1

News release

Cenovus announces restart of the West White Rose Project

Calgary, Alberta (May 31, 2022) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) and its partners have agreed to restart the West White Rose Project offshore Newfoundland and Labrador. First oil from the platform is anticipated in the first half of 2026, with peak production anticipated to reach approximately 80,000 barrels per day (bbls/d), 45,000 bbls/d net to Cenovus, by year-end 2029.

“The joint venture owners have worked together to significantly de-risk this project over the past 16 months. As a result, we’re confident restarting West White Rose provides superior value for our shareholders compared with the option of abandonment and decommissioning,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “With the project about 65% complete, combined with the work done over the past 16 months to firm up cost estimates and rework the project plan, we are confident in our decision to restart this project in 2023.”

The restart decision builds on Cenovus’s September 2021 restructuring of its working interests in the White Rose and Terra Nova fields, improving the strategic alignment across the two assets. Cenovus and Suncor, as part of the restructuring, have entered into an agreement whereby Cenovus will decrease its working interest in the White Rose field and satellite extensions while Suncor will take a larger stake, with the approval of the West White Rose project restarting. Cenovus has reduced its stake in the original field to 60% from 72.5% and to 56.375% from 68.875% in the satellite extensions. Nalcor has a 5% working interest in the satellite fields.

Contributing to the decision to restart the project is an amended royalty structure with the Government of Newfoundland and Labrador which provides safeguards to the project’s economics in periods of low commodity prices.

The remaining capital required to achieve first oil is expected to be approximately $2.0 billion to $2.3 billion net to Cenovus. This includes construction costs of approximately $1.6 billion to $1.8 billion net to Cenovus for the completion of the West White Rose full platform, and about $400 million to $500 million net to Cenovus for subsea drilling and completions work and the SeaRose floating production, storage and offloading (FPSO) vessel’s asset life extension. Capital to complete the project is largely offset by deferral of planned decommissioning costs of $1.6 billion to $1.8 billion over the next five years that had been assumed in the business plan presented at Cenovus’s Investor Day in December 2021.

Included in the West White Rose Project capital estimate is $120 million net to Cenovus to be spent in 2022 as the company works towards full restart of the West White Rose Project in 2023. This amount will be added to Cenovus’s 2022 Corporate Guidance at its next update later this year.

About the West White Rose Project
The West White Rose Project will add an expected 14 years of production to the White Rose field and is about 65% complete. The field’s production has tidewater access to global markets and receives Brent-like pricing. Construction includes the completion of the concrete gravity structure and topsides, which will serve as the drilling platform for the project. Once installed, the platform will be tied into existing infrastructure. A scheduled 70-day drydock program for the SeaRose FPSO will proceed in 2024.

Advisory
Presentation Basis
Cenovus presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated.

Forward-looking Information
This document contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as “anticipate”, “confident”, “estimate”, “expect”, “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: timing and estimated capital cost expenditures for the West White Rose Project restart; expected peak production capacity and production life of the White Rose field; and Cenovus’s 2022 guidance.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information in this news release are based include, but are not limited to: the amended royalty structure with the Government of Newfoundland and Labrador; and the assumptions inherent in Cenovus’s 2022 guidance available on cenovus.com.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis for the periods ending December 31, 2021 and March 31, 2022, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).
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Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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